Filed by Pfizer Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pfizer Inc.

Commission File No.: 001-03619

December 21, 2015

Illustrative Example of U.S. Federal Income Tax Consequences Relating to Proposed Merger between Pfizer Inc. and Allergan plc, posted December 21, 2015

How do I calculate my U.S. tax?

•	U.S. beneficial owners of Pfizer common stock will generally recognize taxable capital gain – but not loss – as of the closing of the transaction, equal to the difference between (1) the sum of the fair market value of the Pfizer plc ordinary shares and any cash received in exchange for the Pfizer common stock surrendered, and (2) the holder’s adjusted tax basis in the Pfizer common stock surrendered in the exchange.

•	Illustrative Example of US Federal Income Tax Consequences

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HYPOTHETICAL EXAMPLE OF U.S. FEDERAL INCOME TAX CONSEQUENCES

TO U.S. HOLDERS OF THE COMMON STOCK OF PFIZER INC. OF THE

PROPOSED MERGER BETWEEN PFIZER INC. AND ALLERGAN PLC

This document provides examples illustrating how to calculate, for U.S. federal income tax purposes, taxable gain and loss that may result in the proposed merger (the “Merger”) between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), as well as the tax basis of the shares of the proposed combined company, Pfizer plc (the “Combined Company”), that may be received in the Merger. The examples are for individuals who are holders of the common stock of Pfizer who are citizens or residents of the United States and do not address individuals who hold stock in both Pfizer and Allergan. The examples do not address any special tax rules that may apply (including shares received as compensation), nor do they address the consequences of any state, local, or non-U.S. tax laws.

THIS INFORMATION IS SOLELY FOR ILLUSTRATIVE PURPOSES AND IS NOT INTENDED AS TAX ADVICE. YOU SHOULD CONSULT YOUR TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES THAT MAY RESULT IN CONNECTION WITH THE MERGER UNDER U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE ALSO URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (DEFINED BELOW) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TAX CONSEQUENCES OF THE MERGER, PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS.

Illustrative Example 1: Two shareholders with different historical tax bases, each in a single block of 100 Pfizer shares that are exchanged for 100 Combined Company shares with an illustrative value of $35.00 per share.

	Shareholder A	Shareholder B
Original cost basis in Pfizer shares exchanged
Number of Pfizer shares exchanged	100	100
Tax basis per share	$30.00	$40.00
Total tax basis in Pfizer shares exchanged	$3,000.00	$4,000.00

Consideration received in the Merger
Number of Combined Company shares received	100	100
Value of Combined Company shares received (at $35 per share)	$3,500.00	$3,500.00

Gain or loss realized in the Merger
Total consideration received in the Merger	$3,500.00	$3,500.00
Less tax basis in Pfizer shares exchanged	$3,000.00	$4,000.00
Realized gain / (loss)	$500.00	$(500.00)

Gain or (loss) recognized in the Merger	$500.00	$0

Basis in new Combined Company shares
Total tax basis of Pfizer shares exchanged	$3,000.00	$4,000.00
Plus taxable gain or loss recognized in the Merger	$500.00	$0
Tax basis in Combined Company shares received in the Merger	$3,500.00	$4,000.00

Illustrative Example 2: A shareholder with a single block of 100 Pfizer shares elects to receive a portion of his/her Merger consideration in cash. Such shareholder receives cash in exchange for 15 Pfizer shares (at an illustrative value of $35.00 per share) and stock in exchange for 85 Pfizer shares (at an illustrative value of $35.00 per share).

Shareholder
Original cost basis in Pfizer shares exchanged
Number of Pfizer shares exchanged	100
Tax basis per share	$30.00
Total tax basis in Pfizer shares exchanged	$3,000.00

Cash consideration received in the Merger

$35 cash received x 15 Pfizer shares	$525.00

Gain or loss realized in the Merger re: cash consideration
Total cash consideration	$525.00
Less tax basis in 15 Pfizer shares exchanged for cash	$450.00
Realized gain / (loss)	$75.00

Recognized gain / (loss)	$75.00

Stock consideration received in the Merger
Value of Combined Company shares received ($35 per share x 85 Pfizer shares)	$2,975.00

Gain or loss realized in the Merger re: stock consideration
Total consideration	$2,975.00
Less Pfizer tax basis	$2,550.00
Realized gain / (loss)	$425.00

Recognized gain / (loss)	$425.00

Basis in new Combined Company shares
Total tax basis of Pfizer shares exchanged	$3,000.00
Less total cash received	$(525.00)
Plus amount reported as taxable gain	$500.00
Tax basis in Combined Company shares received	$2,975.00

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Pfizer Inc. (“Pfizer”) and Allergan plc (“Allergan”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Pfizer and Allergan that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Pfizer and Allergan plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF PFIZER AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PFIZER, ALLERGAN, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pfizer and Allergan through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917, and will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488.

PARTICIPANTS IN THE SOLICITATION

Pfizer, Allergan and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Pfizer and Allergan in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K.

Pfizer Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the proposed transaction between Pfizer and Allergan. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use future dates or words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “outlook”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other words, phrases or expressions of similar meaning or the negative thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including anticipated future financial and operating results, synergies, accretion and growth rates, Pfizer’s, Allergan’s and the combined company’s plans, objectives, expectations and intentions, plans relating to share repurchases and dividends and the expected timing of completion of the transaction. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement, adverse effects on the market price of Pfizer’s common stock and on Pfizer’s operating results because of a failure to complete the transaction in the anticipated time frame or at all, failure to realize the expected benefits and synergies of the transaction, restructuring in connection with the transaction and subsequent integration of Pfizer and Allergan, negative effects of the announcement or the consummation of the transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, risks relating to the value of the Allergan shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, the risk of litigation and/or regulatory actions, the loss of key senior management or scientific staff, general economic and business conditions that affect the companies following the transaction, changes in global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals, competitive developments and the uncertainties inherent in research and development. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Pfizer’s plans with respect to Allergan, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Persons reading this communication are cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Pfizer assumes no obligation to update or revise the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further description of risks and uncertainties can be found in Pfizer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and in its subsequent reports on Form 10-Q, including in the sections thereof captioned “Risk Factors” and “Forward-Looking Information and Factors That May Affect Future Results”, as well as in its subsequent reports on Form 8-K, all of which are filed with the SEC and available at www.sec.gov and www.pfizer.com.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Pfizer accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors of Pfizer (who have taken all reasonable care to ensure that such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, and its affiliate, Goldman, Sachs & Co, are acting as joint financial adviser to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Goldman Sachs International and Goldman, Sachs & Co, their affiliates and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Guggenheim Securities, LLC is a broker dealer registered with the United States Securities and Exchange Commission and is acting as financial advisor to Pfizer and no one else in connection with the proposed transaction. In connection with the proposed transaction, Guggenheim Securities, LLC, its affiliates and related entities and its and their respective partners, directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to anyone other than Pfizer for providing the protections afforded to their clients or for giving advice in connection with the proposed transaction or any other matter referred to in this announcement.

Unless otherwise defined, capitalised terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Pfizer and Allergan on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.